Huixin Waste Water Solutions, Inc.
#99 Jianshe Road 3, Pengjiang District
Jiangmen City, Guangdong Province, 529000
People’s Republic of China
Tel:  +86 (750) 395-9988

January 9, 2014

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: David Korvin

RE:         Huixin Waste Water Solutions, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 29, 2013
File No. 0-52339

Dear Mr. Korvin:

This letter is provided in response to your letter dated December 19, 2013 regarding the above-referenced filing of Huixin Waste Water Solutions, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

General

1.
We note that on the cover page of the Form 10-K you indicate that the aggregate market value of the voting and non-voting common equity held by non-affiliates is “none.” Based on the definition of a smaller reporting company as set forth in Exchange Act Rule 12b-2, if an issuer whose public float was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available, that issuer would qualify as a smaller reporting company.  We note that your revenues for the fiscal year ended December 31, 2012 were over $80 million.  Please tell us how you determined that you do not have a public float and that you continue to qualify as a smaller reporting company.

Response:  Pursuant to your comment, we reviewed our determination of our qualification as a smaller reporting company. For the fiscal year ended December 31, 2012, although our public float was zero due to the fact that we had no market price for our equity as of the last business day of our completed second fiscal quarter of 2012, our annual revenues for the fiscal year ended December 31, 2012 were more than $50 million. Therefore, we failed to qualify for smaller reporting company status for our fiscal year 2012.

Additionally, as set forth in Exchange Act Rule 12b-2, “whether or not an issuer is a smaller reporting company is determined on an annual basis.” For the fiscal year ended December 31, 2013, since our stock was trading on OTC Bulletin Board and we had public float, we would qualify for smaller reporting company status if our a public float was below $50 million as set forth in paragraph (f)(2)(iii) of Item 10 of Regulation S-K. As calculated in accordance with paragraph (f)(1)(i) of Item 10 of Regulation S-K, we had a public float of  $26,913,390 as of the last business day of second quarter of 2013, computed by multiplying 13,456,695  shares of our voting and non-voting common equity held by non-affiliates by $2, the average bid and asked prices of our common shares traded on OTC Bulletin Board as of June 30, 2013. Therefore, we determined that we are qualified as a smaller-reporting company and we will disclose accordingly in our Form 10-K for the fiscal year 2013.

Cautionary Note Regarding Forward Looking Statements

2.
We note your reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995.  We also note your risk factor disclosure on page 33 to the effect that your stock is a penny stock.  As the safe harbor is not available to penny stocks, to the extent applicable, please revise your future filings accordingly.

Response: Pursuant to your comment, we will revise in our future filings cautionary note regarding forward looking statements as follows:

“Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements and information that are based on the beliefs of our management as well as assumptions made by and information currently available to us.  Such statements should not be unduly relied upon.  When used in this report, forward-looking statements include, but are not limited to, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as well as statements regarding new and existing products, technologies and opportunities, statements regarding market and industry segment growth and demand and acceptance of new and existing products, any projections of sales, earnings, revenue, margins or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements regarding future economic conditions or performance, uncertainties related to conducting business in China, any statements of belief or intention, and any statements or assumptions underlying any of the foregoing.  These statements reflect our current view concerning future events and are subject to risks, uncertainties and assumptions.  There are important factors that could cause actual results to vary materially from those described in this report as anticipated, estimated or expected, including, but not limited to: competition in the industry in which we operate and the impact of such competition on pricing, revenues and margins, volatility in the securities market due to the general economic downturn; Securities and Exchange Commission (the “SEC”) regulations which affect trading in the securities of “penny stocks,” and other risks and uncertainties.  Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward- looking statements, even if new information becomes available in the future.  Depending on the market for our stock and other conditional tests, a specific safe harbor under the Private Securities Litigation Reform Act of 1995 may be available.  Notwithstanding the above, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) expressly state that the safe harbor for forward-looking statements does not apply to companies that issue penny stock.  Because we may from time to time be considered to be an issuer of penny stock, the safe harbor for forward-looking statements may not apply to us at certain times.”

Item 2. Properties page 34

3.	In future filings please disclose the type of mine at each of your properties. For example, disclose if the mine is a surface or underground mine.

Response: Pursuant to your comment, in future filings, we will disclose the type of mine at each of our properties as follows:

“All land in China is owned by the State. Individuals and companies are permitted to acquire rights to use land or land use rights for specific purposes. In the case of land used for industrial purposes, the land use rights are granted for a period of 50 years. This period may be renewed at the expiration of the initial and any subsequent terms. Granted land use rights are transferable and may be used as security for borrowings and other obligations.

……

Guizhou Yufeng

The principal executive offices of Guizhou Yufeng are located in Xinghong Village, Zhazuo Town, Xiuwen County, Guizhou Province. Guizhou Yufeng owns mining licenses of two mines (described in more details below) at the following location:

1tem	Address	Size (m2) (1 square meter ≈ 10.78 squarefeet)	Type
1.	Limestone Mine, Dashan Village, Zhaozuo Town, Xiuwen County, Guizhou Province	19,400	Open-pit
2. *	Bauxite Mine, Gaocang Village, Zhaozuo Town, Xiuwen County, Guizhou Province	387,900	Underground
3. *	Bauxite Mine, Xiuwen County, Longchang Town, Ganba, 25th Group, PRC	3,323,300	Open-pit/Underground

* On February 4, 2013, the Company transferred its Guizhou aluminum bauxite mine mining rights and paid approximately an additional $16.3 million (RMB102 million) to Longchang Mineral to complete the transaction. On February 6, 2013, the Company received a license form Guizhou National Land and Resource, PRC granting the Company a mining right for the aluminum bauxite mine located in Xiuwen County, Longchang Town, Ganba 25th Group.

In addition, Guizhou Yufeng also owns the land use right to 20,880.1 square meters (1 square meter ≈ 10.78 square feet) industrial land located in Xinghong Village, Zhaozuo Town, Xiuwen County, Guizhou Province.

Shanxi Wealth

The principal executive offices of Shanxi Wealth are located in East Jia Bi Village, Industrial Area, San Quan Town, Fenyang City, Shanxi Province. The following table summarizes the location of the mines, to which Shanxi Wealth owns mining licenses:

Name	Address	Size (m2) (1 square meter ≈ 10.78 square feet)	Type
1.	Limestone Mine, Sang Zao Po Village, Li Jia Zhuang Township, Fenyang City, Shanxi Province	21,400	Open-pit
2.	Bauxite Mine, Luo Tuo Ju Village, Wang Jia Guo Township, Liu Lin County, Lvliang City, Shanxi Province	518,000	Underground
3.	Industrial Area, Sanquan Town, Fenyang, Shanxi Province	34,826.84

……”

4.	In future filings please enhance the description of your processing facilities by fully describing the chart on page 46 pursuant to paragraph (b)(4) of Industry Guide 7.

Response: Pursuant to your comment, in future filings, we will revise the description of our processing facilities as follows:

Calcium Aluminate Powder Production Flow Chart and Description

Description of the process: Place the bauxite at stack area and store it at Ore round warehouse after crushing and drying. Place the limestone at stack area then store it into limestone round warehouse after crushing. Put the bauxite and limestone into crusher and grind them into powder at the proportion mixing by measurement microcomputer and store it at Round warehouse of Raw material. Mix the additives and water at certain proportion and dissolve it at the mixing pool. Mix the powder at certain proportion by measurement microcomputer at the Double shaft mixer. Shape the materials into sphere in ball shaper and then calcine them into round clinker in kilm calcining. Cool the round clinker at cooler before put it into clinker stack for further cooling and then store it at the Round clinker warehouse. Grind the clinker into powder by clinker mill and then put it into Round finished goods warehouse. Pack it into calcium aluminate powder finished goods by packing machine and store it at finished goods warehouse for delivery.

5.
We note your disclosure of tons of water purity agent and tons of HAC sold on pages 11 and 52 of your filing.  Please tell us the tonnage of your HAC sales that relate to internal sales and the tonnage of your HAC sales that relate to external sales and include this information in future filings.

Response: Pursuant to your comment, in future filings, we will revise the relevant disclosure as follows:

“As a leading producer of water purifying agents and high calcium aluminate powder in China, we reached an annual production and distribution of approximately 322,000 tons and 290,000 tons of water purifying agent, for the years ended December 31, 2012 and 2011, and approximately 296,000 tons, which represents 58,000 tons of internal and 238,000 tons of external sales, and 277,000 tons, which represents of 52,000 tons of internal and 225,000 tons of external sales, of HAC powder for years ended December 31, 2012 and 2011, respectively. Our operating scale has given us considerable competitive advantage in the aspects of reducing costs and developing new products to accommodate to the ever-evolving demands of the market.”

6.
We note your disclosure of bauxite reserves for the Ganba Mine.  Please forward to our engineer, as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7.  The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files.  Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves.  You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.  If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response:  Pursuant to your comment, we will provide the relevant information on a CD to Mr. John Coleman.

If you have any technical questions about our reserves, please contact Mr. Shihui Wu at (+86)13702245060. Please note that Mr. Wu could only communicate in Chinese; therefore the presence of an interpreter may be required when your mining engineer contacts Mr. Wu.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and  Issuer
Purchases of Equity Securities, page 48

Market Information, page 48

7.
In future filings, please state the high and low bid prices for your ordinary shares for each full quarterly period within the two most recent fiscal years.  Refer to Item 201(a)(1)(ii) of Regulation S-K.

Response:  Pursuant to your comment, we will state the high and low bid prices for our ordinary shares for each full quarterly period within the two most recent fiscal years as follows:

             “Market information

Our ordinary shares are being quoted and traded on OTC Bulletin Board under the symbol of “HXWWF”; our cusip number is G46430107. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the New York Stock Exchange or NASDAQ Stock Market. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade our shares, and could depress the trading price of our ordinary shares and have a long-term adverse impact on our ability to raise capital in the future.

We first began trading on December 31, 2012 on the Over the Counter Bulletin Board.  The following table sets forth the quarterly high and low bid prices for the common stock since the quarter ended December 31, 2012.  The prices set forth below represent inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

	High	Low

The quarter ended December 31, 2012	$5.00	$5.00

The quarter ended March 31, 2013	$5.00	$5.00

The quarter ended June 30, 2013	$5.00	$1.26

The quarter ended September 30, 2013	$2.00	$2.00

The quarter ended December 31, 2013	$5.50	$2.00

Item  7.  Management’s Discussion and Analysis of  Financial Condition  and Results  of  Operation,

Results of Operations, page 55

8.
We note that you often attribute changes in your components of income to a combination of several different factors.  For example, you disclose that revenue increased by 17% due to sale unit price increase, sales generated from new customers and distributers, and overall increase in volume from our existing customers.  As another example, you indicate that the increase in selling and marketing expenses is primarily due to an increase in head counts in the sales and marketing department and increase of sales commission expenses. When you list multiple factors that contributed to changes in these components, similar to disclosure in your most recent quarterly report, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.  Refer to Item 303(a)(3) of Regulation S-K, Section III.D of Release No. 33-6835.

Response:  Pursuant to your comment, we will quantify in our future filings, if possible, the impact of each material factor that we discuss to provide the readers of our filings with better insight into the underlying reasons behind the changes in our results.

9.	Please enhance your discussions of revenue and cost of revenue in future annual and quarterly filings to disclose and discuss the following:

•	Quantify the tons sold and the average sales price per ton sold for water purifying agents and HAC Powder during each period presented;
•	Quantify the average costs per ton sold for water purifying agents and HAC Powder during each period presented; and
•	In addition to quantifying the impact of changes in volumes sold, changes in average sales prices and changes in average costs, also disclose and discuss the underlying reasons for each change.

Please show us what your revised MD&A will look like.

Response:  Pursuant to your comment, we will revise our discussions of revenue and cost of revenue in future annual and quarterly filings as follows:

“Our revenue from sales of water purifying agents for the year ended December 31, 2012 was $42,882,342, representing an increase of $6,493,609 or approximately 18% from $36,388,733 for the year ended December 31, 2011. The increase was primarily due to increase in sales volume of approximately 32,000 tons or 11% to 322,000 tons from 290,000 tons and the increase in average sales price of approximately $8 or 6% to $137 per ton for the year ended December 31, 2012 from $129 per ton for the year ended December 31, 2011. The increase was due to continuous increase of the sales of our water purifying agents through expansion of our customer base and increased orders from our existing customers.

Our revenue from sales of HAC powder for the year ended December 31, 2012 was $37,577,650, representing an increase of $5,066,308 or approximately 16% from $32,511,342 for the year ended December 31, 2011.  The increase was primarily due to increase in external sales volume of approximately 5,000 tons or 2% to 230,000 tons for the year ended December 31, 2012 from 225,000 tons for the year ended December 31, 2011 and increase in intercompany sales volume of approximately 6,000 tons or 11% to 58,000 tons in the year ended December 31, 2012 from 52,000 tons for the year ended December 31, 2011, and the increase in average sales price of approximately $22 per ton or 15% to $170 for the year ended December 31, 2012 from $148 per ton for the year ended December 31, 2011. The increase in average sales price was driven by high demand in HAC powder market.”

10.
We note that you have three reportable segments: Jiangmen Wealth Water, Guizhou Yefeng, and Shanxi Wealth.  Please enhance your disclosures in future annual and quarterly filings to discuss the reasons for changes between periods for each segment.  At a minimum, please discuss changes in net revenue and income by segment, including the reasons for significant changes.  In circumstances where there is more than one factor that results in a change, please quantify the incremental impact of each factor.  Please show us what your revised MD&A will look like.  See Item 303(a)(3) of Regulation S-K.

Response:  Pursuant to your comment, we will revise our disclosures in future annual and quarterly filings to discuss the reasons for changes between periods for our three reportable segments as follows:

“Our net revenue from Guangdong Huixin Environmental Protection Co., Ltd. (“Guangdong Huixin”, formerly “Jiangmen Wealth Water Purifying Agent Co., Ltd” or “Jiangmen Wealth Water”) was $42,882,342 and $36,388,733 for the years ended December 31, 2012 and 2011, respectively, representing an increase of $6,493,609 or approximately 18%. The increase was due to continuous increase of the sales of our water purifying agents through expansion of our customer base and increased orders from our existing customers. Income from operations was $10,863,708 and$10,934,982 for the years ended December 31, 2012 and 2011, respectively, representing a decreased of $71,274. The decrease was primarily due to increase of payroll expenses due to increase of our head count and pay increase, increase of rent expenses and increase in sponsorship for Champion of the Earth Award we entered into with the United Nations Environment Program (“UNEP”) during the year of 2012, which offset by the increase in gross profit from sales.

Our net revenue from sales of HAC powder from GuizhouYefeng for the year ended December 31, 2012 was $16,594,960, which included $9,849,982 related to intercompany sales, and for the year ended December 31, 2011 was $13,653,814, which included $8,087,220 related to intercompany sales, representing an increase of $2,941,146 or approximately 21%.  This increase was primarily due to unit prices increased by approximately 13% and increase in intercompany sales during the year ended December 31, 2012 compared to same period in 2011. Income from operations from the year ended December 31, 2012 was $6,595,035 and for the year ended December 31, 2011 was $5,228,182, representing an increase of $1,366,853 or approximately 26%. The increase was primarily due to increase from net revenue with relatively stable in cost of revenue from sales of HAC powder, which offset by the increase in our selling and marketing expenses in 2012 which primarily attributable to increase in head counts in the sales and marketing department and increase of sales commission expenses, as a result of increase of sales, compared to the same period in 2011.

Our net revenue from sales of HAC powder from Shanxi Wealth for the year ended December 31, 2012 was $30,832,672 and for the year ended December 31, 2011 was $26,944,749, representing an increase of $3,887,923 or approximately 14%.  This increase was primarily due to unit prices increased by approximately 13% during the year ended December 31, 2012 compared to same period in 2011. Income from operations from the year ended December 31, 2012 was $9,956,863 and for the year ended December 31, 2011 was $8,431,843, representing an increase of $1,525,020 or approximately 18%. The increase was primarily due to increase from net revenue with relatively stable in cost of revenue from sales of HAC powder, which offset by the increase in our selling and marketing expenses in 2012 which primarily attributable to increase in head counts in the sales and marketing department and increase of sales commission expenses, as a result of increase of sales, compared to the same period in 2011.”

Liquidity and Capital Resources, page 56

Cash Flow, page 58

11.
In future filings, please disclose the amount of outstanding debt at the end of the period. In this regard, we note your disclosure on page F-22 where you disclose that your short term debt at the end of December 31, 2012 was $19,044,203.

Response:  Pursuant to your comment, we will disclose in our future filings the amount of outstanding debt at the end of the period. For instance, in the Form 10-K for the fiscal year ended December 31, 2012, we would disclose under the subsection of “Cash Flow” as follows:

“The short term debt as of December 31, 2012 and 2011 were approximately $19,044,203 and $0, respectively.  During the fiscal year ended December 31, 2012, the Company entered into a $12.70 million (RMB80,000,000) short-term note agreement and  a $6.35 million (RMB40,000,000) short-term note agreement with Industrial Bank Co., Limited (“IB”) with a one-year maturity at an interest rate of 6% on August 23, 2012 and December 3, 2012, respectively, compared with $nil in the fiscal year ended December 31, 2011. The short term debt of $19,044,203 was incurred in 2012 in order to pay for the acquisition of mining right of an aluminum bauxite mine located in Guizhou Province for the total consideration of  approximately $83 million.”

Item 10. Directors, Executive Officers and Corporate Governance, page 61

Employment Agreements, page 64

12.	Please tell us why you have not filed as an exhibit, or incorporated by reference into the Form 10-K, Mr. Lui’s employment agreement.

Response: Pursuant to your comment, we will file Mr. Lui’s employment agreement as an exhibit into the Form 10-K for the fiscal year ended December 31, 2013 which was renewed on June 28, 2013.

Item 11. Executive Compensation, page 66

Summary Compensation Table, page 66

13.
We note that Mr. Tan received a $79,351 bonus in 2012.  With a view towards future disclosure, supplementally please provide us with a description of the material factors necessary to understanding the decision to grant Mr. Tan this bonus.  Refer to Item 402(o) of Regulation S-K.

Response:  Our decision to grant Mr. Tan a bonus of $79,351 in 2012 was impacted by several factors, including most importantly, his execution of the Company’s objectives during the year with respect to sales and net income of the Company. Pursuant to your comment, we would include in our future disclosure the above-mentioned description of the material factors necessary to understanding the decision to grant the bonus to Mr. Tan. Similar disclosure will be included in summary compensation table in the event that rewards are granted to executive officers in that period.

Compensation of Directors, page 67

14.
In future filings, please provide tabular disclosure of the directors’ compensation as specified by Item 402(r) of Regulation S-K.  Supplementally please provide us with what the disclosure would have looked like for year 2012.

Response: Pursuant to your comment, we are providing the tabular disclosure of the directors’ compensation for year 2012. Similar tabular disclosure of the directors’ compensation as specified by Item 402(r) of Regulation S-K will be included in the Form 10-K for the fiscal year ended December 31, 2013 and our future filings.

“Compensation of Directors

Our directors are reimbursed for expenses incurred by them in connection with attending Board of Directors’ meetings. The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2012, to each of the following named directors.

Name	Fees earned or paid in cash ($)		Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Mingzhuo Tan	0	(1)						0
Hongyu Du	0	(2)						0
Joe Levinson	30,000							30,000
Huaili Zheng	20,000							20,000
Mr. Siqi Kang	0	(3)						0

(1)
Our director Mr. Mingzhuo Tan is not compensated for serving on the board of directors. Please refer to the table of Summary Compensation of Executive Officers for Mr. Tan’s compensation as our executive officer in fiscal year 2012 and 2011.

(2)
Ms. Hongyu Du is not compensated for serving on the board of directors.  Ms. Du received $28,500 and $27,800, in fiscal years of 2012 and 2011, respectively, in connection with services provided to our Operating Companies as a financial manager.

(3)	Mr. Siqi Kang is not compensated for serving on the board of directors.”

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 67

15.
Given Mr. Tan’s and Mrs. Du’s family relationship, please tell us how you determined Mrs. Du’s “0” beneficial ownership.  In this regard we note Exchange Act Rule 13d-3(a) defines a beneficial owner of a security as “any person who, directly or indirectly, shares” voting power and/or investment power of such security.  To the extent necessary, please revise your future filings accordingly.

Response: Pursuant to your comment, we will revise our future filings to reflect Mrs. Du’s indirect beneficiary ownership of the Company due to her family relationship to Mr. Tan.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 69

Transactions with Related Persons, page 69

16.	Please file the lease agreement discussed in the fifth bullet point as an exhibit to your future filings, or tell us why you would not be required to do so.

Response: Pursuant to you comment, we will file the lease agreement by and between the Company and Mr. Tan as an exhibit to our Form 10-K for fiscal year 2013.

Item 15. Exhibits, Financial Statement Schedules

(5) Deposit for mining right acquisition, page F-21 (13) Subsequent event, page F-30

17.
We note that you entered into a purchase agreement with a non-related party for an Aluminum Bauxite mining right located in Guizhou Province, PRC for approximately $83 million. We also note that this transaction was completed and approved by the Ministry of Land and Resources of the PRC in January 2013.  Please expand your MD&A disclosures in future filing to address the following:

•	Disclose and discuss what you specifically acquired and explain how you determined that what you acquired is not a “business”;
•	Disclose and discuss why you acquired this asset and explain how you expect this acquisition to impact your business and results of operation; and
•	Disclose and discuss how you assessed the purchase price and address when and how you assess the asset you acquired for impairment.

Please show us what your disclosures will look like.

Response: Pursuant to your comment, we will revise the relevant disclosures in our MD&A in future filings as follows:

“We acquired the mining right of an aluminum bauxite mine located in Xiuwen County Longchang Town Ganba 25th Group, Guizhou Province (the “Ganba Mine”) from Longchang Mineral.  Rule 3-05(a)(2) refers to Rule 11-01(d) for a definition of a “business”, which states that “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” In the case of our acquired mining right, no such continuity existed. Prior to our acquisition of the mining right, there were minimal operations and personnel in connection with the mining right. Only with our acquisition of the mining right did operations begin in earnest with this asset. As such, the requisite “continuity” does not exist. Rule 11-01(d) further states that “a presumption exists that a separate entity, a subsidiary, or a division is a business”. Our acquired mining right did not exist in the form of a separate entity or a division prior to our purchase so this does not apply in our case either. Finally, Rule 11-01(d) lists several facts and circumstances “which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business”. These include whether any of the following attributes remain with the component after the transaction: physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production rights or trade names. With respect to our acquired mining right, there were very minimal physical facilities prior to our acquisition, the employees working at the mine were completely replaced after the acquisition, there was no market distribution system prior to the acquisition, no sales force prior to the acquisition, the operating and production rights were completely changed after the acquisition due to the acquisition and there were no trade names associated with the mining right either before or after the acquisition. Therefore, the mining right of Ganba Mine was not a business under the definition of Rule 11-01(d).

The purpose of the acquisition of this asset was to vertically integrate our operations. By gaining access to the mining right, we can better control and manage our risks for prices of raw materials, and also give us an advantage over competitors who are not vertically integrated. We expect the acquisition of the asset to positively impact our business by giving us a raw material price advantage over our competitors which will help drive future sales.

We hired a licensed third-party appraiser to assess the purchase price in November 2012. In accordance with ASC 360, the asset is and will be assessed each reporting period for impairment by comparing its carrying amount on our financial statements to a lesser value caused by impairment.”

Signatures, page 76

18.	In future filings, please ensure that your controller or principal accounting officer signs the Form 10-K. Refer to General Instruction D to Form 10-K.

Response: Pursuant to your comment, our principal accounting officer will sign our future filings on Form 10-K.

Exhibit 31 - Certifications

19.
We note that you have made certain modifications to paragraphs 4(d), 5 and 5(a) of your management certifications.  Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K in all future annual and quarterly filings.

Response:  Pursuant to your comment, we will revise paragraphs 4(d), 5 and 5(a) of our management certification to conform to the format provided in Item 601(b)(31) of Regulation S-K in all future annual and quarterly filings as following:

“…
   4.  The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

           …
d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

        …”

We are also hereby providing the following acknowledgements and representations:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,
Huixin Waste Water Solutions, Inc.

/s/ Mingzhuo Tan
Mingzhuo Tan, CEO

cc:           Louis E. Taubman, Esq.
Hunter Taubman Weiss LLP
130 w. 42nd Street, Suite 1050
New York, NY 10036